June 17, 2025

Tyler Winklevoss
Chief Executive Officer
Gemini Space Station, Inc.
600 Third Avenue, 2nd Floor
New York, NY 10016

       Re: Gemini Space Station, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 3, 2025
           CIK No. 0002055592
Dear Tyler Winklevoss:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
Summary of the Transactions, page 7

1. We note your disclosure on page 7 that the "following organizational transactions will be consummated in connection with this offering" is not followed by any disclosure.
       Please revise your disclosure to provide a summary of the transactions to be consummated in connection with the offering, or advise otherwise.
 June 17, 2025
Page 2
Risk Factors
We have historically been reliant on related party loans, page 78

2. We note your risk factor disclosure regarding your historical reliance on related party loans to finance your business. Please expand this risk factor to discuss in greater detail, with quantification, as applicable, the extent to which you have historically relied upon related party financing and the extent of any such reliance going forward, if known. Also, please describe in greater detail any potential consequences to your ability to finance your future operations or business plans if such related party transactions are interrupted or terminated. Finally, please consider including summary risk disclosure regarding your reliance on related party loans, to the extent material.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 92

3. Please revise your disclosure under "Key Business Metrics" to address the following points:
           Explain the importance of Monthly Transacting Users to the management of your business and how MTU correlates to growth in trading volume, net income, or other key operating results.
           Explain in greater detail how MTUs may overstate the number of unique consumers due to differences in "product architecture" or "user behavior," as you state on page 92, and provide quantified, illustrative examples thereof, as appropriate.
           Clarify whether your use of the term "user behavior" on page 92 refers to users registering for and using "multiple accounts with different email addresses, phone numbers, or usernames," as referenced on page 80, or whether the term refers to any other user behaviors.
4. We note that the bar chart titled "End of Quarter Monthly Transacting Users" on page
       93 does not have numbers on the vertical axis. Please revise this chart to clearly label the vertical axis to help investors better understand the data represented by the height of each respective bar and the significance of any height differentials among them
       (e.g., Q4 2023 vs. Q4 2024).
Adjusted EBITDA, page 94

5. We have considered your response to our prior comment 13. It appears from your response that a portion of your share-based compensation costs were charged to additional paid in capital rather than salaries and compensation expense. Please explain to us the nature of the adjustment to additional paid in capital and explain to us why it is necessary to add the full share-based compensation costs of $25 million to net income to arrive at adjusted EBITDA when it appears approximately $15 million of those costs were expensed.
 June 17, 2025
Page 3
Results of Operations
Comparison of Components of Results of Operations for the Years Ended December
31,
2024 and 2023, page 100

6. Please tell us what consideration you've given to disaggregating transaction revenue and services revenue in your revenue table to provide year over year changes in revenue by source (e.g., exchange, OTC, credit card revenue, staking revenue, etc.).
       Additionally, we note in your discussion of the causes of year over year revenue fluctuations, you cite multiple factors that resulted in the change. When a material change in a line item is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Refer to Item 303(a) of Regulation S-K and Section
       III.D of SEC Release No. 33-6835.
Liquidity and Capital Resources, page 103

7. In your response to our prior comment 36, you indicated that crypto assets held on the consolidated balance sheets are used primarily to support core operations, facilitate efficiency of the exchange, and as a reserve to satisfy regulatory requirements for certain subsidiaries. Please expand your disclosure to describe in sufficient detail your reasons for holding crypto assets and their potential use as a means to support core operations. In your revised disclosure, please include a discussion of any restrictions placed on the use of crypto assets by virtue of their use as a reserve to satisfy regulatory requirements and quantify the amount of such reserve. Finally, please tell us whether you believe the use of crypto assets as a reserve to satisfy regulatory requirements constitutes a contractual sale restriction as described in ASC 350-60-50-
       7 and if so provide the necessary financial statement disclosure. Business, page 111

8. We note your response to prior comment 19 regarding your present Listing, Issuing, and Custody Policy and your policies and procedures regarding the commingling of assets. Where appropriate in the prospectus, please revise your disclosure to provide a material summary of such information.
Increasing the Number of Assets Available on Our Platform, page 118

9. We note your response to prior comment 21 regarding the steps to approve new crypto assets for support on your platform, including the commercial, legal, and technical considerations given when making such a determination. Please revise your disclosure to provide a material summary of such information.
Our Products and Services, page 121

10. We note your revised disclosure on page 123 and your response to prior comment 24 and reissue the comment in part. Please further revise your disclosure to include the information provided in your response regarding the persons within Gemini who oversee the reserve investment policy and disclose how your reserve investment policies may be modified.
 June 17, 2025
Page 4
Consolidated Financial Statements, page F-1

11. Please confirm for us whether Gemini Space Station Inc. is expected to be capitalized on an other than nominal basis prior to effectiveness.
Consolidated Statements of Cash Flows, page F-5

12. We note your response to our prior comment 28. Given the fungible nature of some of your crypto asset holdings, please tell us, and consider expanding your disclosure to further discuss, how you determine the amount and types of crypto assets that are purchased and disposed immediately and those that are purchased and held. For example, please clarify whether certain business activities determine whether a purchased crypto asset will be disposed of nearly or immediately or held for a longer term.
Note 2. Summary of Significant Accounting Policies
Customer custodial funds and custodial funds due to customers, page F-9

13. Please disclose the amount of customer custodial funds related to your Gemini Dollar as of December 31, 2024 and 2023, and disclose how you account for and classify the related obligation.
Related party loans and convertible notes
Related party loans, page F-14

14. We note the revised disclosure in response to prior comment 32. As previously requested, please revise to clarify whether you are able to sell, pledge or rehypothecate the assets.
Note 3. Revenue
Revenue recognition, page F-22

15. Please tell us your consideration of further disaggregating exchange revenues for spot and derivatives transactions.
16. We note your response to our prior comment 34. Please further revise your revenue table to provide a disaggregated presentation of, and a subtotal for, revenue recognized from contracts with customers separate from other sources of revenue. In that regard we note your presentation combines interest income with other services revenue recognized from contracts with customers.
Transaction revenue, page F-23

17. Please revise the disclosure of your accounting policy to more clearly state whether you believe you are the principal or agent with respect to trades executed on your platform. Based on your current disclosure, it is unclear whether you have concluded you never control the crypto assets before they are transferred to the customer or whether you make that determination on a case by case basis. In your revised disclosure and response, please clarify whether all your transaction revenue has been recorded on a net basis, gross basis or a combination thereof. Finally, please also make corresponding clarifications to revenue recognized from OTC and NFT trades.
 June 17, 2025
Page 5
18. We note your response to our prior comment 36. Please clarify for us whether you have determined you are the principal or the agent in instant order transactions. In your response, please address the following:
           To the extent you have concluded you are acting as an agent in instant order transactions, explain to us why the GILP holds crypto inventory.
           Given the fungible nature of the crypto assets exchanged, explain to us how you concluded instant order transactions are not settled from GILP inventory but rather from the Company's Central Limit Order Book.
           Explain to us whether the GILP takes possession of crypto assets acquired from the Company's Central Limit Order Book before they are transferred to the user making the instant order.
           In your response, you indicate that a trade will only be executed if it does not cause a loss for the Company. If you are acting as an agent providing a matching service between users on your platform, explain to us how a trade could result in a loss for the Company.
Credit card revenue, page F-24

19. We note your response to our prior comment 30 and the related revisions to your disclosure. Please tell us how you determined you act as an agent of the issuing bank with respect to your credit card arrangement despite your agreement in 2024 to acquire all of the credit card loans. In your response, please tell us the portion of your credit card revenue attributable to interest, fees and interchange income and what those amounts would have been if they were recorded gross as the principal.
Staking revenue, page F-24

20. Please disclose where you record the associated payments to your customers related to the Ether staking.
Note 13. Related Party Loans and Convertible Notes, page F-37

21. Your tables of crypto asset loans as of December 31, 2024 and 2023 present the total number of crypto assets borrowed for each loan at loan origination. Additionally, in the footnotes below the tables you disclose amounts of crypto assets that have been repaid subsequent to loan origination. Tell us what consideration you've given to also disclosing the total number of loaned crypto assets that remain outstanding at each period end.
 June 17, 2025
Page 6

       Please contact Kate Tillan at 202-551-3604 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or David Lin at 202-551-3552 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Ryan J. Dzierniejko